NO ACT

PE
1-7-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549

14005262

DIVISION OF
CORPORATION FINANCE

Received

FEB 21 2014

Washington, DC 20549

February 21, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-21-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Dow Chemical Company
Incoming letter dated January 7, 2014

Dear Mr. Mueller:

This is in response to your letter dated January 7, 2014 concerning the shareholder proposal submitted to Dow by William Steiner. We also have received letters on the proponent's behalf dated January 8, 2014, January 20, 2014 and January 27, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 7, 2014

The proposal relates to executive compensation.

We are unable to concur in your view that Dow may exclude the proposal under rule 14a-8(d). We note that the proposal does not appear to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we do not believe that Dow may omit the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Dow Chemical Company (DOW)
Executives to Retain Significant Stock
William Steiner

Ladies and Gentlemen:

This is in regard to the January 8, 2014 no action request by proxy.

The company counts CEO as 3-words based only on a "We believe ..." statement. This is very significant because CEO is used 3-times in the proposal and this means the difference between 3-words and 9-words.

The company fails to disclose whether it counts GMI as one-word or 3-words. This is very significant because GMI is used 4-times in the proposal and this means the difference between 4-words and 12-words.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Amy E. Wilson <aewilson@dow.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Dow Chemical Company (DOW)
Executives to Retain Significant Stock
William Steiner

Ladies and Gentlemen:

This is in regard to the January 8, 2014 no action request by proxy.

The company letter is incomplete because the company is silent on whether the Staff Reply Letter in *Aetna Life & Casualty Co.* (Jan. 18, 1995) explicitly stated that each digit in a number counted as a word.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Amy E. Wilson <aewilson@dow.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Dow Chemical Company (DOW)
Executives to Retain Significant Stock
William Steiner

Ladies and Gentlemen:

This is in regard to the January 8, 2014 no action request by proxy.

Microsoft Word counts the proposal as 491 words and 2,682 characters which equals almost 5.5 characters per word.

If almost 20-years ago *Aetna Life & Casualty Co.* (January 18, 1995) did in fact count each digit in a number as a word – it makes no sense and is due for an update. If one extracts a "2" from "20 plants" in this proposal it makes no sense. If one extracts a "5" from "50% of net of after-tax shares" the meaning is totally distorted.

The company does not disclose whether it counts the two asterisks as words even though they are not intended for publication. The company counts CEO as 3-words based only on a "We believe ..." statement. This is very significant because CEO is used 3-times in the proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: William Steiner

Amy E. Wilson <aewilson@dow.com>

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay with $22 million for Andrew Liveris and shareholders faced a potential 13% dilution. Dow can give long-term incentive pay to our CEO for below-median performance.

GMI Ratings' Environmental, Social and Governance (ESG) grade for Dow was F. A federal judge in Kansas City, Kansas, ordered Dow to pay $1.2 billion in a price-fixing case involving chemicals used to make foam products in cars, furniture and packaging. Dow said it would take a $1 billion charge related closing 20 plants and laying off thousands of workers.

GMI rated our board D. The chairman of our executive pay committee, Dennis Reilley, was negatively flagged by GMI because he was on the Entergy Corporation board when it filed for bankruptcy. Mr. Reilley was also over-committed with seats on 4 company boards. James Ringler was on a whopping 6 company boards and was further extended by being on our audit committee. Mr. Ringler received our highest negative votes – in double digits. Ruth Shaw also received double digits in negative votes. Our Lead Director, Jeff Fettig was a CEO at another company. A majority of our executive pay committee comprised CEOs from other public companies. Not one independent director had expertise in risk management.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 22013-00029

January 7, 2014

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of William Steiner
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

The Company received the Proposal, which relates to the adoption of a stock retention policy, via email and facsimile on November 5, 2013. The Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A. The Proposal contained procedural deficiencies, including exceeding the 500-word limit applicable to stockholder proposals. Accordingly, the Company sent a deficiency notice via Federal Express to Mr. Chevedden notifying him of the requirements of Rule 14a-8 and how to cure the procedural deficiencies (the "Deficiency Notice," attached hereto as Exhibit B). The Company sent the Deficiency Notice on November 18, 2013, which was within 14 calendar days of the Company's receipt of the Proposal. Tracking information confirms that copies of the Deficiency Notice were delivered to both Mr. Chevedden and the Proponent on November 19, 2013. *See* Exhibit C.

Mr. Chevedden responded to the Deficiency Notice on behalf of the Proponent via email on November 22, 2013 and November 27, 2013 (the "Responses," attached hereto as Exhibit D). The Responses addressed some of the deficiencies identified in the Deficiency Notice, but the Responses did not contain any revisions to the Proposal to bring the Proposal within the 500-word limit. The 14-day deadline to respond to the Deficiency Notice expired on December 3, 2013, and the Company has not received any other correspondence from the Proponent addressing the word count deficiency.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(d) And Rule 14a-8(f)(1) Because The Proposal Exceeds 500 Words.

The Company may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." Staff Legal Bulletin No. 14 (July 13, 2001).

On numerous occasions the Staff has concurred that a company may exclude a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) because the proposal exceeds 500 words. *See, e.g., Amoco Corp.* (avail. Jan. 22, 1997) (permitting the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal included 503 words and the proponent stated that it included 501 words); *see also Danaher*

Corp. (avail. Jan. 19, 2010); *Pool Corp.* (avail. Feb. 17, 2009); *Procter & Gamble Co.* (avail. July 29, 2008); *Amgen, Inc.* (avail. Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal under Rules 14a-8(d) and 14a-8(f)(1) where the company argued that the proposal contained more than 500 words).

Consistent with Staff precedent, the Proposal may be excluded from the 2014 Proxy Materials because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 507 words. In arriving at this calculation:

- We have counted "Resolved" because it is not used as a title or heading. It is part of the first sentence, is not on a separate line and is not bolded.

- We have counted each symbol (such as "$" and "%") as a separate word, consistent with *Intel Corp.* (avail. Mar. 8, 2010) (stating that, in determining that the proposal appears to exceed the 500-word limitation, "we have counted each percent symbol and dollar sign as a separate word").

- We have treated hyphenated terms (except for words that include a prefix followed by a hyphen) as multiple words. *See Minnesota Mining & Manufacturing Co.* (avail. Feb. 27, 2000) (concurring with the exclusion of a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained 504 words, but would have contained 498 words if hyphenated words and words separated by "/" were counted as one word). Accordingly, we have counted "after-tax," "long-term," "hold-to-retirement," "ever-growing," "below-median" and "price-fixing" as multiple words. The fact that these terms are connected by a hyphen does not make them one word. We are aware that some have argued that, as with acronyms, hyphenated terms should be counted as single words if they appear in a dictionary. However, we believe that this is an arbitrary and, in the day of proliferating web-based dictionaries, unreliable approach. Importantly, a dictionary is not intended or designed to count words; it is intended to provide definitions.[1] Thus, the fact that a term appears in a dictionary does not determine whether it constitutes multiple words or a single word. For example, the term "bricks-and-mortar" is by any reasonable view three words, although that phrase appears in some online dictionaries.

- We have counted "over-committed" as a single word because, unlike the examples discussed above in which hyphens are used to connect multiple words, this hyphen follows a prefix.

---

[1] Regardless, we note also that some of these terms, such as "price fixing," appear in dictionaries as two words.

- Other than in dates, we have counted each digit in a number as a word, consistent with *Aetna Life & Casualty Co.* (avail. Jan. 18, 1995). In that precedent, the Staff concurred in the exclusion of a proposal under the predecessors to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that each numeric entry in a proposal should be counted in applying the 500-word limitation. To conclude otherwise, the company argued, would permit the proponent "to evade the clear limits of the rule by using numbers rather than words" because "the use of numbers is simply a substitute for the use of words." As the company noted, "[w]hether one writes out the words 'one dollar eighty-two' (four words) or '$1.82', the same message is presented to the reader." Moreover, digits are equivalents to symbols and accordingly each represents a word. To allow otherwise would permit a proponent to present a proposal that included the numerical equivalent of *pi* carried out to 10,000 digits and still satisfy the 500-word limitation.[2] Thus, we have counted each digit in "60," "50%," "$22 million," "13%," "1.2 billion" and "20" as a separate word. For numbers in dates, we have not counted each digit as a separate word. For example, we have counted "2013" as one word rather than four.

- We have counted "CEO" as multiple words. Because each letter in an acronym is simply a substitute for a word, to conclude otherwise would permit proponents to evade the clear limits of Rule 14a-8(d) by using acronyms rather than words. We believe that the familiarity of an acronym is an arbitrary distinction and is irrelevant as to whether it represents one or multiple words. This acronym is universally understood as referring to the term "chief executive officer," a term that is three words.

Notwithstanding the foregoing, even if each number (such as "20") and each acronym (such as "CEO") were counted as a single word, the Proposal would contain 501 words. Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(d) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions

---

[2] *See General Electric Co. (Harangozo)* (avail. Jan. 30, 2013, *recon. denied* Mar. 4, 2013) (Staff declined to concur with the exclusion of a proposal with a seemingly irrelevant supporting statement that included the longest word in the English language).

GIBSON DUNN

that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
William Steiner
John Chevedden

101652663.4

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 05, 2013 4:52 PM
To: Wilson, Amy (AE)
Cc: Birch, Kimberly (KS)
Subject: Rule 14a-8 Proposal (DOW)``

Dear Ms. Wilson,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman of the Board
The Dow Chemical Company (DOW)
2030 Dow Ctr
Midland MI 48674
Phone: 989 636-1000

Dear Mr. Liveris,

I purchased stock and hold stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely, William Steiner

William Steiner

10-21-13
Date

cc: Charles J. Kalil
Corporate Secretary
Amy E. Wilson <aewilson@dow.com>
FX: 989-638-1740
Kimberly S. Birch <KSBirch@dow.com>
Certified Paralegal
PH: 989-636-2270

[DOW: Rule 14a-8 Proposal, November 5, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of 50% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any pay or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for executive pay with $22 million for Andrew Liveris and shareholders faced a potential 13% dilution. Dow can give long-term incentive pay to our CEO for below-median performance.

GMI Ratings' Environmental, Social and Governance (ESG) grade for Dow was F. A federal judge in Kansas City, Kansas, ordered Dow to pay $1.2 billion in a price-fixing case involving chemicals used to make foam products in cars, furniture and packaging. Dow said it would take a $1 billion charge related closing 20 plants and laying off thousands of workers.

GMI rated our board D. The chairman of our executive pay committee, Dennis Reilley, was negatively flagged by GMI because he was on the Entergy Corporation board when it filed for bankruptcy. Mr. Reilley was also over-committed with seats on 4 company boards. James Ringler was on a whopping 6 company boards and was further extended by being on our audit committee. Mr. Ringler received our highest negative votes – in double digits. Ruth Shaw also received double digits in negative votes. Our Lead Director, Jeff Fettig was a CEO at another company. A majority of our executive pay committee comprised CEOs from other public companies. Not one independent director had expertise in risk management.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 08, 2013 8:04 PM
To: Wilson, Amy (AE)
Cc: Birch, Kimberly (KS)
Subject: Rule 14a-8 Proposal (DOW) tdt

Dear Ms. Wilson,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: William Steiner

TD Ameritrade

Post-it® Fax Note 7671	Date 11-8-13 / # of pages ▸
To Amy Wilson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740	Fax #

November 8, 2013

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc., DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves to confirm that since September 1, 2012, you have continuously held at least 500 shares each of VERIZON COMMUNICATIONS (VZ), BRINK'S CO (BCO), ARCHER DANIELS MIDLAND CO (ADM), DOW CHEMICAL (DOW), and CSX CORP (CSX).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

GIBSON DUNN

EXHIBIT B

The Dow Chemical Company
Midland, Michigan 48674
USA

November 18, 2013

VIA OVERNIGHT DELIVERY
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of The Dow Chemical Company (the "Company"), which on November 5, 2013, received from you a stockholder proposal entitled "Proposal 4* - Executives To Retain Significant Stock" for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal"). The e-mail you submitted included a letter, dated October 21, 2013, purportedly appointing you and/or your designee as William Steiner's proxy to submit the Proposal on his behalf pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8. However, Rule 14a-8 does not provide for a stockholder to submit a stockholder proposal through the use of a proxy such as that purportedly provided by Mr. Steiner. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, if Mr. Steiner is the proponent of the Proposal, we believe that your submission does not satisfy Rule 14a-8, and Mr. Steiner must submit the Proposal to the Company in accordance with the procedures set forth in Rule 14a-8 (including submitting proof of continuous ownership of Company stock for the one-year period preceding and including the date Mr. Steiner then submits the Proposal to the Company).

If instead you are the proponent of the Proposal, or in the event that a court or the SEC views the Proposal as having been validly submitted by Mr. Steiner for purposes of Rule 14a-8, then please be advised that the Proposal contains certain procedural deficiencies as described below, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a stockholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

If you are the Proponent, to remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 5,

2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2013); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2013).

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2013). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted

(November 5, 2013), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Further, under Rule 14a-8(b) of the Exchange Act, a proponent must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the Proposal will be voted on by the stockholders. If you are the Proponent, you must remedy this defect by submitting a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Stockholders.

In addition, Rule 14a-8(d) of the Exchange Act requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols as words and have counted numbers, acronyms and hyphenated terms as multiple words. To remedy this defect, the Proponent must revise the Proposal so that it does not exceed 500 words.

We also note that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us a copy of the referenced GMI Ratings report.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

cc: William Steiner

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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GIBSON DUNN

EXHIBIT D

From:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 22, 2013 9:30 PM
To: Wilson, Amy (AE)
Cc: Birch, Kimberly (KS)
Subject: Rule 14a-8 Proposal (DOW) tdt

Dear Ms. Wilson,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: William Steiner

TD Ameritrade

Post-it® Fax Note 7671	Date 11-22-13 # of pages ▶
To Amy Wilson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16
Fax # 989-638-1740	Fax #

November 21, 2013

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing, Inc DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares each of AT&T Inc Com (T), Ameren Corp Cm (AEE), and Dow Chemical Com (DOW) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 27, 2013 9:48 PM
To: Wilson, Amy (AE)
Cc: Birch, Kimberly (KS)
Subject: Rule 14a-8 Proposal (DOW) mos'

Dear Ms. Wilson, Although not believed to be necessary the attachment is provided as a special accommodation to the company in response to the vague company letter.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Amy E. Wilson
The Dow Chemical Company (DOW)
2030 Dow Ctr
Midland MI 48674
Phone: 989 636-1000
cc: Charles J. Kalil
Corporate Secretary
FX: 989-638-1740
aewilson@dow.com

Dear Ms. Wilson,

This is to respond to the company letter within the 14-days specified.
The rule 14a-8 proposal:
[DOW: Rule 14a-8 Proposal, November 5, 2013]
Proposal 4* – Executives To Retain Significant Stock
was submitted using a method in use for at least 15-years for rule 14a-8 proposals. This is to reconfirm the cover letter and proposal. I am the sole proponent of this proposal. This additional confirmation is believed unnecessary and is forwarded as a special accommodation for the company.

Sincerely,
William Steiner   11-26-13
William Steiner   Date

cc: Kimberly S. Birch <KSBirch@dow.com>
Certified Paralegal
PH: 989-636-2270
FX: 989-638-1740